(HOME CITY LETTERHEAD)



August 4, 2005



Mr. Don Walker
Sr. Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re:    Home City Financial Corporation
                         Registration Statement on Form 10-KSB
                         Filed March 21, 2005
                         File No. 000-21809

Dear Mr. Walker:

         Again I thank you and Margaret Fitzgerald for allowing us to share additional factors supporting our position on the accounting matters relative to our FNMA preferred stock in our conference call this morning. I indicated I would provide support for the two additional requests you made regarding support data for our December 31, 2004, position and a forecast as to when we expect the value of these instruments to be equal or greater than our carrying value.

SUPPORT DATA FOR DECEMBER 31, 2004:

         I have attached chronologically the series of "Strategic Insight" publications by Vining Sparks that we used in developing our position at December 31, 2004. The February 11, 2004, publication, which was attached to my first response to your July 5th Comment Letter, was our focal point. The rationale segment of that publication starting on page 1 was the key basis for our position. We felt, and still feel, that we have the intent and ability to hold until favorable market conditions are attained. The last publication in the series dated January 18, 2005, depicts the scenario in which others opted to record impairment of some of these agency issues. The credit worthiness impact was weighed by us and our auditors and the events at FNMA on September 22, 2004, did have an effect on their credit ratings, but the FNMA common stock dropped some 14% while the preferred stock issues were only impacted by a 0.25% - 3.00% downward shift. Our particular liquidity position, which was another factor in the decision, stood strongly at 18.79% at December 31, 2004, enforcing our ability to hold these instruments. Historical evidence especially in 2000, again bears evidence that impairment of these "bond-like" equity issues have shown their recoverability. There are no prepayment



   HOME CITY FINANCIAL CORPORATION, 2454 N. LIMIESTONE STREET, P.O. BOX 1288,
           SPRINGFIELD, OHIO 45501, TEL 937-390-0470, FAX 937-390-0879
issues nor dividend recall issues. All of these factors entered our management's decision not to record impairment at December 31, 2004, and that position was sustained upon review by our auditors, BKD, LLP, as stated directly to you in our previous conference call.

RECOVERABILITY:

         If we were to extend the 2-year Treasury forecast by the average growth rate of the 65 economists relative to the U.S. overnight bank lending rate, a key rate benchmark, it would result in a rate growth of 8.72% per year which when applied, year-over-year, to the projected 5.65% at year end 2006 results in attainment of equal to or greater value than our carrying value by May 2009 for the FNMA Series F issue and by March 2008 for the FNMA Series G issue. (See calculations on attached Exhibits II and V.) Of course, rates may rise much faster and in the duration the investments are paying a market rate dividend. This is within the five years I mentioned in our first reply and the diminishing impact on our unrealized loss will have favorable capital implications until full recovery at point of sale.

         We acknowledge that:

         o we are responsible for the adequacy and accuracy of the disclosures in our filing to the SEC; and

         o we realize that any SEC staff comments or changes to disclosure that we may make in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

         o we realize that we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


         Again we greatly appreciate your further consideration in this matter.


Sincerely,

/s/ CHARLES A. MIHAL

Charles A. Mihal
Secretary, Treasurer and CFO



                                      -2-

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[STRATEGIC INSIGHT LOGO]                                    [VINING SPARKS LOGO]
PRODUCTS AND STRATEGIES FOR THE FIXED-INCOME INVESTOR
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AGENCY PREFERRED STOCKS MAY BE SUBJECT TO           SI 03-25 o AUGUST 14, 2003
OTHER-THAN-TEMPORARY IMPAIRMENT


Other-than-temporary impairment is an accounting concept which will certainly receive more attention in the coming year. The attention is likely to arise for two distinctively different reasons.

First and foremost, FASB's Emerging Issues Task Force (EITF) has been working on a project relative to guidance on the impairment concept. It seems likely that a consensus will be reached in the next six to nine-months, providing some additional guidance on the impairment of certain types of debt and equity securities. Further discussion of the EITF's work is contained later in this Strategic Insight.


Second, at least two institutions have been directed by their accountants to record other-than-temporary impairment for certain floating rate agency preferred stocks. Whether their decisions to impair will be the beginning of a trend or just isolated exceptions remains to be seen. Both institutions were audited by the same office of Deloitte & Touche.

Before summarizing the EITF's discussions related to possible future guidance, it is worth reviewing current guidance and the cases where impairment has been recognized.

CURRENT GUIDANCE ON OTHER-THAN-TEMPORARY IMPAIRMENT

The concept of other-than-temporary impairment (OTTI) is discussed in FAS 115. In general, it has been applied to cases of significant credit deterioration. Impairment applies to all debt and equity securities covered by FAS 115 regardless of whether they are classified as AFS or HTM.
Please note that the bold font was added for emphasis.

   FROM STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 115 - ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

   IMPAIRMENT OF SECURITIES

   16. FOR INDIVIDUAL SECURITIES CLASSIFIED AS EITHER AVAILABLE-FOR-SALE OR HELD-TO-MATURITY, AN ENTERPRISE SHALL DETERMINE WHETHER A DECLINE IN FAIR VALUE BELOW THE AMORTIZED COST BASIS IS OTHER THAN TEMPORARY. FOR EXAMPLE, IF IT IS PROBABLE THAT THE INVESTOR WILL BE UNABLE TO COLLECT ALL AMOUNTS DUE ACCORDING TO THE CONTRACTUAL TERMS OF A DEBT SECURITY NOT IMPAIRED AT ACQUISITION, AN OTHER-THAN-TEMPORARY IMPAIRMENT SHALL BE CONSIDERED TO HAVE OCCURRED. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). The new cost basis shall not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in the separate component of equity pursuant to paragraph 13; subsequent decreases in fair value, if not an other-than-temporary impairment, also shall be included in the separate component of equity.

   FROM A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES IMPAIRMENT OF SECURITIES - PARAGRAPH 16

   46. Q--Paragraph 16 provides an example of when a decline in the fair value of a debt security is other than temporary. What other factors indicate that impairment is other than temporary? How is an equity security evaluated for other-than-temporary impairment?

      A--Statement 115 does not specifically address these questions, but incorporates by reference two other sources of literature that should be considered in evaluating impairment: SEC Staff Accounting Bulletin No.59, Accounting for Noncurrent Marketable Equity Securities, and AICPA Auditing Interpretation, Evidential Matter for the Carrying Amount of Marketable Securities. 14 These documents have been reproduced in Appendix B. Although paragraph 16 of Statement 115 mentions a decline in a security's value due to a deterioration in the issuer's creditworthiness, RECOGNITION OF OTHER-THAN-TEMPORARY IMPAIRMENT ALSO MAY BE REQUIRED IF THE SECURITY WILL BE DISPOSED OF BEFORE IT MATURES OR THE INVESTMENT IS NOT REALIZABLE AND THE DECLINE IN A SECURITY'S VALUE IS DUE TO AN INCREASE IN MARKET INTEREST RATES or a change in foreign exchange rates since acquisition.

The Securities and Exchange Commission discusses OTTI in its Staff Accounting Bulletin (SAB) 59 which was codified under SAB 103. Please note that the bold sections are not part of the official guidance but are included to highlight specific passages.

                                                                       CONTINUED
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         The foregoing statements are not guaranteed, but are based on information believed to be accurate and reliable. Any
             opinions expressed herein are subject to change without
                                     notice.
                                Member NASD/SIPC

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--------------------------------------------------------------------------------

Following is an excerpt:

   OTHER THAN TEMPORARY IMPAIRMENT OF CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

   Facts: Paragraph 16 of Statement 115 specifies that "[f]or individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. . . If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss)." Statement 115 does not define the phrase "other than temporary." In applying this guidance to its own situation, Company A has interpreted "other than temporary" to mean permanent impairment. Therefore, because Company A's management has not been able to determine that its investment in Company B is permanently impaired, no realized loss has been recognized even though the market price of B's shares is currently less than one-third of A's average acquisition price.

   Question: Does the staff believe that the phrase "other than temporary" should be interpreted to mean "permanent"?

   Interpretive Response: No. The staff believes that the FASB consciously chose the phrase "other than temporary" because it did not intend that the test be "permanent impairment," as has been used elsewhere in accounting practice.

   The value of investments in marketable securities classified as either available-for-sale or held-to-maturity may decline for various reasons. The market price may be affected by general market conditions which reflect prospects for the economy as a whole or by specific information pertaining to an industry or an individual company. Such declines require further investigation by management. Acting upon the premise that a write-down may be required, management should consider all available evidence to evaluate the realizable value of its investment.

   THERE ARE NUMEROUS FACTORS TO BE CONSIDERED IN SUCH AN EVALUATION AND THEIR RELATIVE SIGNIFICANCE WILL VARY FROM CASE TO CASE. THE STAFF BELIEVES THAT THE FOLLOWING ARE ONLY A FEW EXAMPLES OF THE FACTORS WHICH, INDIVIDUALLY OR IN COMBINATION, INDICATE THAT A DECLINE IS OTHER THAN TEMPORARY AND THAT A WRITE-DOWN OF THE CARRYING VALUE IS REQUIRED:

   A.THE LENGTH OF THE TIME AND THE EXTENT TO WHICH THE MARKET VALUE HAS BEEN LESS THAN COST;

   B.THE FINANCIAL CONDITION AND NEAR-TERM PROSPECTS OF THE ISSUER, INCLUDING ANY SPECIFIC EVENTS WHICH MAY INFLUENCE THE OPERATIONS OF THE ISSUER SUCH AS CHANGES IN TECHNOLOGY THAT MAY IMPAIR THE EARNINGS POTENTIAL OF THE INVESTMENT OR THE DISCONTINUANCE OF A SEGMENT OF THE BUSINESS THAT MAY AFFECT THE FUTURE EARNINGS POTENTIAL; OR


   C.THE INTENT AND ABILITY OF THE HOLDER TO RETAIN ITS INVESTMENT IN THE ISSUER FOR A PERIOD OF TIME SUFFICIENT TO ALLOW FOR ANY ANTICIPATED RECOVERY IN MARKET VALUE.

   UNLESS EVIDENCE EXISTS TO SUPPORT A REALIZABLE VALUE EQUAL TO OR GREATER THAN THE CARRYING VALUE OF THE INVESTMENT, A WRITE-DOWN TO FAIR VALUE ACCOUNTED FOR AS A REALIZED LOSS SHOULD BE RECORDED. In accordance with the guidance of paragraph 16 of Statement 115, such loss should be recognized in the determination of net income of the period in which it occurs and the written down value of the investment in the company becomes the new cost basis of the investment.


Historically, impairment of debt securities has not been triggered by interest rate movements. For example, in 2000 when interest rates peaked, most investment portfolios were at significant aggregate losses and very few individual securities has gains. Nevertheless, impairment was not recognized by institutions as a result of the rise in interest rates. There were, however, a few cases of impairment of corporate debt securities which were suffering from credit issues and trading at distressed levels. Highlighting the issues present at the time, we published a December 2000 Strategic Insight entitled "Downgrades May Trigger Special Accounting and Regulatory Classifications". That research report is included at the end of this report.

There are, however, other types of securities whose changes in values can be correlated to interest rates but which may not, according to some accountants, benefit from the change-in-interest-rates exemption applied to debt securities.

IMPACT OF OTTI

When OTTI is recorded on a security, the write-down is taken through income, thereby producing a presumably significant and presumably one-time charge. If the security which is impaired was classified as AFS, since the mark-to-market of the security is an offset to GAAP capital, that capital is unaffected by the impairment.

Since the AFS adjustment for debt securities does not impact regulatory capital calculations for financial institutions, the realized loss from impairing a debt security would have a regulatory capital impact. The AFS adjustment for equity securities, on the other hand, does impact regulatory capital. As a result, recording OTTI for an equity security would not impact GAAP or regulatory capital, only income.

RECENT EVENTS

Over the past six months, we have become aware of two institutions which have recorded OTTI for floating rate agency preferred stocks. The stocks have seen their values fall as interest rates have fallen. In fact, it can be well documented that the decline in value of the securities is primarily, if not exclusively, a result of the decline in interest rates since their issue.

While it is worth noting that both institutions were audited by the same office of Deloitte& Touche, it is possible that other offices and other accounting firms may come to the same conclusion. Alternatively, it is also possible that, in time, these will


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prove to be exceptions rather than the rule. Only time will tell. In addition, it is worth noting that, because of the pending EITF discussion, clarification of the impairment rules may be right around the corner. That clarification can certainly change whatever decision is made concerning whether floating rate agency preferred stocks (or any other security for that matter) would, in the future, require impairment, even given the same facts that existed at the time that those institutions took impairment.

Until FASB or the SEC issues new guidance on OTTI and if the interpretation of OTTI which Deloitte has applied stands, institutions should take stock of their potential exposure. There are a number of securities for which OTTI has not applied in the past but for which OTTI may apply now or in the near future. Examples include:

  o Fixed rate preferred stocks
  o Floating rate preferred stocks
  o Other equity securities

WHAT IS THE CORRECT INTERPRETATION?

In considering whether OTTI should be recorded, it is worth reviewing some of the criteria outlined by the SEC. (Bold statements are direct quotes.)

   A. THE LENGTH OF THE TIME AND THE EXTENT TO WHICH THE MARKET VALUE HAS BEEN LESS THAN COST; Both the SEC and FASB have been very careful not to apply any "bright-line tests". Nevertheless, on this topic, many presume that a security that has been valued below its cost for a year or more MAY be impaired.

   B. THE FINANCIAL CONDITION AND NEAR-TERM PROSPECTS OF THE ISSUER, INCLUDING ANY SPECIFIC EVENTS WHICH MAY INFLUENCE THE OPERATIONS OF THE ISSUER SUCH AS CHANGES IN TECHNOLOGY THAT MAY IMPAIR THE EARNINGS POTENTIAL OF THE INVESTMENT OR THE DISCONTINUANCE OF A SEGMENT OF THE BUSINESS THAT MAY AFFECT THE FUTURE EARNINGS POTENTIAL; OR

   C. THE INTENT AND ABILITY OF THE HOLDER TO RETAIN ITS INVESTMENT IN THE ISSUER FOR A PERIOD OF TIME SUFFICIENT TO ALLOW FOR ANY ANTICIPATED RECOVERY IN MARKET VALUE. This consideration is one which is certainly holder-specific. An institution may need to prove its willingness and ability (liquidity) to hold on to the security until it recovers.

The SEC goes on to note that "UNLESS EVIDENCE EXISTS TO SUPPORT A REALIZABLE VALUE EQUAL TO OR GREATER THAN THE CARRYING VALUE OF THE INVESTMENT, A WRITE-DOWN TO FAIR VALUE ACCOUNTED FOR AS A REALIZED LOSS SHOULD BE RECORDED."

One of the biggest questions that exists is whether to treat the price decline in agency preferreds as temporary, as debt securities' declines caused by interest rates are treated, or as other-than-temporary. There are arguments on both sides of the issue.

The arguments for treating the declines in currently underwater floating rate agency preferred stocks as temporary include:

    o It can be well documented that the decline in value of the securities is primarily, if not exclusively, a result of the decline in interest rates since their issue.

    o It is very reasonable to expect that if and when interest rates rise to near the levels they were at when the issues were brought to market, the prices of the securities should rise to approach or exceed carrying values.

    o Spreads on agency debt and credit ratings have not changed materially since the stocks were issued, further indicating that the changes in value are not attributable to changes in perceptions of the credit quality of the issues.

    o We are not aware of cases where institutions holding agency fixed rate preferred stocks recorded impairment in 2000, when those securities faced the same fact pattern as exists for the floating rate securities today. For example, a Freddie Mac 5% preferred stock issue was brought to market at $50 per share in March 1998. That issue traded below its issue price (a price at which many institutions purchased it) for almost four years and spent fifteen months with 15-25% losses. No floating rate agency preferred has been that far below issue prices for that long of a time period.

    o In looking at substance over form, preferred stocks are more debt-like than equity-like in nature.

      o Even though non-convertible preferred stocks do not have stated maturity dates, their performance and reaction to interest rates is consistent with that of very long-term debt issues. In addition, unlike equity securities, non-convertible preferred stocks do not really represent an ownership interest in a company. In many respects, they act more like debt than equity.

      o Impairment would not currently be required on a long-term debt issue of similar characteristics even though the prospects for a recovery in the value could be identical to that of the preferred stock.

      o Many floating rate preferred stocks recovered a significant portion of their losses in July when rates rose, thereby supporting the argument that they can recover their value when rates rise.

The arguments for recording OTTI on currently underwater floating rate agency preferred stocks include:

  o The preferreds are equity securities without a defined maturity date when they would be assured of being paid off at par.

  o The time horizon within which the value is expected to recover is not definite. It is not possible to assume that a recovery in value will or will not occur in the coming quarter or two.

  o Although FAS 115 does not distinguish between the impairment criteria for debt and equity securities, the SEC's exemption of securities declines in values attributable to interest rates appears limited to debt securities.

BOND MUTUAL FUNDS

The SEC has, in the past, suggested that impairment should be recorded for certain bond mutual funds with market values below their carrying values because the intent and ability to hold the underlying bonds until they recover lies with the manager, not the holder of the mutual fund. As a result, the holder of the

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fund actually owns an equity interest in a revolving pool of securities managed by and under the control of someone else.

EITF WORK ON OTHER-THAN-TEMPORARY IMPAIRMENT

FASB's Emerging Issues Task Force has devoted considerable time this year to a project designed to provide new guidance on OTTI. Many in the industry are anxiously awaiting the results. One of the goals of the project is to produce a more consistent application of impairment.

The overall project is very broad. The working group is developing guidance to cover:

  o Marketable equity securities
  o Marketable debt securities
  o Non-marketable cost method investments
  o Equity method investments

It seems likely, however, that the project's scope may be pared down to eliminate equity method investments.

The model that is being developed will differ from the current guidance primarily by establishing a burden of proof that is required to avoid an instrument being assumed to be other-than-temporarily impaired. Once a security is determined to be impaired (fair value below carrying cost), its impairment would be deemed to be OTTI unless the holder can:

   o Demonstrate the intent and ability to hold the security until recovery occurs, AND

   o Have positive evidence that the recovery in value within a reasonable time period outweighs evidence that recovery would not occur within a reasonable time period. The evidence would probably need to be objective and verifiable. Future assumptions might not carry much weight here but historic data would be valuable.

   o The EITF has expressed the desire that for debt securities with non-contingent contractual cash flows, if the decline in value is due to interest rate movements, OTTI would not be applicable.


The working group and the EITF still have many, many issues to wrestle with. For example, how to handle the differentiation and application of declines due to interest rates versus sector credit spreads versus issuer specific issues. The outcome of those determinations will be very important since many securities' prices are highly influenced by both interest rates and spreads.

The EITF is also expected to address the post-impairment accounting of impaired securities. Currently, impairment can only be recovered through accretion of the discount into income, maturity of the security at par, or sale of the security. There is currently no process allowing re-valuing impaired securities through the income statement.

While it seems very likely that FASB will issue guidance on OTTI, it is not clear when the upcoming guidance will come nor is it clear how sweeping the impact will be. This year, the issue has been discussed at all four EITF meetings. The EITF's next meeting will be in November. While it does seem possible that a consensus could be reached at that time, the number and complexity of outstanding questions makes a conclusion at that time unlikely.

Until new guidance obtains a consensus, the existing guidance under FAS 115 and the SEC's Staff Accounting Bulletin 59 govern.


We will provide updated information as soon as the new impairment guidance is available.

                                                                 Mark Evans, CFA
                                                           Senior Vice President
                                               Director of Investment Strategies
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                                                                          PAGE 4
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VINING SPARKS logo


February 11, 2004

DRAFT

The purpose of this letter is to outline arguments that floating rate agency preferred stocks are not subject to Other-than-temporary-impairment ("OTTI") as proscribed under FAS 115. I will do so by covering some background and discussing the rationale for not considering the issues impaired.

BACKGROUND
The concept of OTTI is discussed in FAS 115. Impairment applies to all debt and equity securities covered by FAS 115 regardless of whether they are classified as AFS or HTM. In general, it has been applied to cases of significant credit deterioration, particularly corporate or municipal bonds which have experienced credit ratings downgrades AND accompanying significant market price declines over an extended period of time. In our experience, impairment has not been applied in cases where interest rate changes created the unrealized losses.

In 2000, fixed rate agency preferred stocks were on the books of corporations at significant unrealized losses. Those unrealized losses had, in many cases, persisted for years. Despite this fact pattern, one which closely resembles the current circumstances surrounding floating rate agency preferred stocks, we are not aware of a single case where OTTI was realized. There has been no change in accounting guidance since then.

At the end of this document are references from FAS 115, the Implementation Guide to FAS 115, and from the SEC's Staff Accounting Bulletin 59. Note, Both the SEC and FASB have been very careful not to apply any "bright-line tests".

RATIONALE

At present, arguments for NOT subjecting floating rate agency preferred stocks to OTTI include:

     o Although agency preferred stocks are technically equity securities in name, they are, in substance, debt-like instruments and should be treated accordingly.

          o They do not offer any conversion option or participation in the profitability of the issuers.

          o They have par amounts, dividends which track Treasury indices, and are callable at par.

          o Although they do not have a maturity date, they act very much like long-term (30 year) subordinated debt. The primary difference between these securities and long-term subordinated debt is the tax treatment.

     o There has been no tax law change lessening the tax benefit of the dividend.

     o    The decline in values is not credit related.

          o    There has been no credit downgrade of agency preferred stocks.

          o In addition, by comparing spreads between agency subordinated debt and their standard GSE debt, we can see that no significant spread widening has occurred. Agency subordinated debt falls adjacent to preferred stock in the capital/credit structure, carries the same credit ratings, and is very actively traded and tracked on Bloomberg. A graph of the spread differentials follows. Currently FNMA's August 2012 subordinated debt is trading within 40bp of FNMA's senior debentures with a similar maturity.


                                 GRAPH GOES HERE


     o The decline in values can be directly attributed to interest rates. Due to the partial exclusion of a portion of the preferred stocks' dividends from Federal taxation that corporations enjoy, any given move in these Treasury yields or LIBOR results in a larger move in the tax equivalent yield on the preferred securities. As a result, declines in interest rates lead to disproportionate declines in the tax-equivalent dividend and, as a result, in the prices of the preferred stocks. Following is an illustration of this concept.

                                            TAX          REQUIRED     PRICE
              INDEX           TAX        EQUIVALENT        TAX       TO OFFER
               AND         EQUIVALENT     MARGIN @      EQUIVALENT   2.16 TE
             DIVIDEND         YIELD         PAR           MARGIN      MARGIN

              0.500           0.680         0.180          2.164      29.604
              1.000           1.361         0.361          2.164      32.618
              1.500           2.041         0.541          2.164      35.307
              2.000           2.721         0.721          2.164      37.710
              2.500           3.402         0.902          2.164      39.863
              3.000           4.082         1.082          2.164      41.794
              3.500           4.762         1.262          2.164      43.531
              4.000           5.442         1.442          2.164      45.096
              4.500           6.123         1.623          2.164      46.509
              5.000           6.803         1.803          2.164      47.788
              5.500           7.483         1.983          2.164      48.947
              6.000           8.164         2.164          2.164      50.000

Assumes 34% tax bracket and that the issues are redeemed in thirty years.

          Note that as interest rates (the index) decline, the price must fall sharply to continue offering the same 2.16 tax-equivalent spread to the index that was available at issuance. While this is an illustration only, it is representative of the spreads that many of the floating rate preferred issues offered at issuance. Actual price performance of the issues has been slightly better than that implied purely by this analysis as investors have valued the securities more favorably, in part because of their sizeable discounts to par.

     o A separate analysis holding required tax-equivalent spreads constant at 2.16 and assuming the securities are called in 15 years results in theoretical prices which have closely tracked actual market prices. The following analysis illustrates the expected price changes for an agency preferred stock with a dividend of the two-year Treasury minus 16bp, assuming that the market prices the issue as if it is expected to be called in 15 years and assuming a tax-rate of 34%.


                                                                PRICE REQUIRED
                                     INVESTOR'S    INVESTOR'S   ASSUME CALL IN
              INDEX     DIVIDEND       SPREAD        YIELD           15 YRS

              1.00        0.84          2.16          3.16            37.96
              1.50        1.34          2.16          3.66            39.41
              2.00        1.84          2.16          4.16            40.77
              2.50        2.34          2.16          4.66            42.05
              3.00        2.84          2.16          5.16            43.25
              3.50        3.34          2.16          5.66            44.37
              4.00        3.84          2.16          6.16            45.43
              4.50        4.34          2.16          6.66            46.43
              5.00        4.84          2.16          7.16            47.36
              5.50        5.34          2.16          7.66            48.25
              6.00        5.84          2.16          8.16            49.08
              6.50        6.34          2.16          8.66            49.86
              7.00        6.84          2.16          9.16            50.59
              7.50        7.34          2.16          9.66            51.29
              8.00        7.84          2.16         10.16            51.94
              8.50        8.34          2.16         10.66            52.56
              9.00        8.84          2.16         11.16            53.14


     o A rise in interest rates should cause the securities to rise in value and, if the underlying Treasury indices rise to approximately their levels at issuance, the preferred stocks should see their market prices rise to near par.

     o Changes in the value of the preferred stocks have been closely related to changes in interest rates. Following is a graph of the two-year Treasury's yield versus prices of the FNMA series G preferred.

                                 GRAPH GOES HERE

CONCLUSIONS

In summary, based on current and past market conditions, there are many reasons to support NOT considering floating rate agency issued preferred stocks as being subject to OTTI.

     1. They are, in substance, debt-like securities offering no attributes of equity securities. They do not benefit from improvements in earnings or common stock prices. Instead, their owners hold the same rights and benefits as holders of long-term subordinated debt.

     2. In 2000, fixed rate agency preferred stocks were on the books of corporations at significant unrealized losses. Those unrealized losses had, in many cases, persisted for years. Despite this fact pattern, one which closely resembles the current circumstances surrounding floating rate agency preferred stocks, we are not aware of a single case where OTTI was realized. There has been no change in accounting guidance since then.

     3. The decline in values can be demonstrated to be a result of interest rate movements.

     4. There has been no credit deterioration (actual ratings changes or market perceptions).

Although the information included in this report has been obtained from sources we believe to be reliable, we do not guarantee its accuracy. All opinions expressed in this report constitute the judgments as of the dates indicated and are subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any product. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured; therefore, the actual results achieved during the projection period may vary from the projections.

Please let me know if you have any questions.

Sincerely,

Mark Evans, CFA

Senior Vice President / Director of Investment Strategies

[STRATEGIC INSIGHT LOGO]
PRODUCTS AND STRATEGIES FOR THE FIXED-INCOME INVESTOR
--------------------------------------------------------------------------------
ADDITIONAL GUIDANCE OF OTTI OF SECURITIES                SI 04-12 o MAY 19, 2004


Additional guidance on "Other-Than-Temporary-Impairment" (OTTI) of debt and equity securities has recently been released by FASB's Emerging Issues Task Force (EITF). The new guidance is clear in some areas but subjective in others. Specifically, the guidance leaves room for interpretation when applied to floating rate preferred stocks issued by U.S. Government Agencies such as FNMA and FHLMC. For purposes of this report these types of securities will be referred to as floating rate preferreds.

The new guidance is clear in that it applies to debt and equity securities which fall within the scope of FAS Statements 115 and 124. The floating rate preferreds are equity securities which have certain characteristics attributable to debt securities. As such, the guidance as written leaves some room for interpretation as to when OTTI should be applied. A copy of the new guidance is available upon request.

It is significant to note that different accounting firms and even different offices within the same accounting firm are not applying the new guidance consistently when it comes to the treatment of floating rate preferreds. The purpose of this report is to provide information about the new guidance.

BACKGROUND

The concept of OTTI is discussed in FAS 115. Impairment applies to all debt and equity securities covered by FAS 115 regardless of whether they are classified as AFS or HTM. In general, it has been applied to cases of significant credit deterioration, particularly corporate or municipal bonds which have experienced credit ratings downgrades AND accompanying significant market price declines over an extended period of time.

In our experience, impairment has not been applied in cases where interest rate changes created the unrealized losses. For example, in 2000, fixed rate agency preferred stocks were on the books of corporations at significant unrealized losses. Those unrealized losses had, in many cases, persisted for years. Despite this fact pattern, one which closely resembles the current circumstances surrounding floating rate preferreds, we are not aware of a single case where OTTI was realized.

Despite this history and the arguments against recognizing OTTI on floating rate preferreds, several publicly traded banks have been forced by their auditors to write down floating rate preferreds through income by classifying the securities as other-than-temporarily impaired.

CURRENT CONSENSUS

The current consensus of the EITF prescribes three sequential steps to determine whether OTTI treatment is required. Steps two and three are only performed if the prior steps indicate it is necessary. The three steps for equity securities are as follows:

   1. Determine if the investment is impaired. In the case of floating rate preferreds, they are considered impaired if the current fair value has declined below the holder's current book value. For most investors who bought the securities from 1999 through 2001, this is the case.

   2. Determine if the impairment is other-than-temporary. The consensus states that impairment is temporary if the investor has the ability and intent to hold the investment for "a reasonable period of time" during which there is a forecasted recovery of fair value.

   3. If the decline in fair value is other than temporary, the third and final step is to reduce current period's earnings by the impairment loss.

Note that documenting an expectation that the floating rate preferreds will recover their market value losses will probably need to be supported by firm views compiled by the holder. It may not be sufficient to simply state the correlation between market values and interest rates and the view that rates always rise and fall. Instead, holders should consider documenting their expectations for interest rates, the impact on the market values of the preferreds, and evidence that the market is moving in the direction expected.

The decision tree on the reverse is helpful in determining the correct treatment for specific securities.

                                                                 Mark Evans, CFA
                                                           Senior Vice President
                                               Director of Investment Strategies
                                                         mevans@viningsparks.com

--------------------------------------------------------------------------------
    THE FOREGOING STATEMENTS ARE NOT GUARANTEED, BUT ARE BASED ON INFORMATION
                     BELIEVED TO BE ACCURATE AND RELIABLE.
       ANY OPINIONS EXPRESSED HEREIN ARE SUBJECT TO CHANGE WITHOUT NOTICE.
                                MEMBER NASD/SIPC

           DETERMINING WHETHER AND IMPAIRMENT IS OTHER THAN TEMPORARY
                               (see faxed detail)



                                  [FLOWCHART]

[STRATEGIC INSIGHT LOGO]
PRODUCTS AND STRATEGIES FOR THE FIXED-INCOME INVESTOR
--------------------------------------------------------------------------------
OTHER-THAN-TEMPORARY IMPAIRMENT OF DEBT SECURITIES     SI 04-20 o AUGUST 6, 2004


Confusion continues to surround new guidance issued by the FASB's Emerging Issues Task Force (EITF) concerning Other-than-temporary Impairment (OTTI). The purpose of this research report is to describe what we know, what we do not know, and provide some approaches to managing the issue.

Before going into detail, we will summarize our current opinion about the impact of the new guidance:

   1. The new guidance will subject equity securities including mutual funds and preferred stocks to much more frequent impairment.

   2. Debt securities will generally not be subjected to more frequent impairment if investors are willing to maintain additional documentation of expectations and do not show a regular pattern of selling securities at losses.

   3. It is conceivable that the guidance relative to debt securities may be modified or clarified to bring it more in-line with FAS 115's use of Trading, AFS, and HTM and in-line with historic application of FAS 115 and the SEC's Staff Accounting Bulletin 59 (SAB 59). Clarifications or modifications could loosen the restrictions described in #2 above.

NEW GUIDANCE

Having worked on the topic for a year, the EITF in December reached a consensus on new disclosures of impaired securities. The disclosures were first required on December 31, 2003 financial statements. More information on that consensus is contained in a previous Strategic Insight.

Then, in March 2004, the EITF reached a consensus providing additional guidance on OTT. The additional guidance for investment securities is broken down into two categories of securities (the following text is from FASB's EITF Draft Abstract):

1. For equity securities (including cost method investments) and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost, an impairment shall be deemed other-than-temporary unless:

a. The investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted market price recovery up to (or beyond) the cost of the investment, and

b. Evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.

2. For DEBT SECURITIES THAT ARE NOT WITHIN THE SCOPE OF SECTION ABOVE,

an impairment shall be deemed other-than-temporary if: (a) the investor does not have the ability and intent to hold an investment until a forecasted market price recovery up to (or beyond) the cost of the investment, which in certain cases may mean until maturity, or (b) it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the debt security.

Prior Strategic Insights discuss the application to agency preferred stocks.

KEY ISSUES FOR DEBT SECURITIES

The new guidance has prompted many questions and some undue concern. Some of which may be answered by the EITF guidance, by FAS 115, by SAB 59, and by historic accounting practices.

   1. What debt securities will fail the test of: "contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost"? Getting straight to the point, will mortgage-backed securities, CMOs, or callable securities bought at a premium fail this test?

   We believe the answer is NO.

   First, there is a very, very important word in the question which tends to get overlooked - "substantially". It does not ask whether an investor will receive all of its carrying value, just substantially all.

   Secondly, receiving carrying value would include both principal and interest payments. So a high coupon could offset a premium.

                                                                     continued >
--------------------------------------------------------------------------------
    THE FOREGOING STATEMENTS ARE NOT GUARANTEED, BUT ARE BASED ON INFORMATION
                     BELIEVED TO BE ACCURATE AND RELIABLE.
       ANY OPINIONS EXPRESSED HEREIN ARE SUBJECT TO CHANGE WITHOUT NOTICE.
                                MEMBER NASD/SIPC

SI 04-12 o MAY 19, 2004                                 [STRATEGIC INSIGHT LOGO]
--------------------------------------------------------------------------------

   Third, the phrase "substantially all of its cost" is not new. It was first present in FAS 133 in describing debt securities which would be subject to derivatives accounting treatment. MBS, CMO, and callable securities have not been subjected to such treatment. One Big 4 accounting firm's summary of FAS 133 referred to the probability that a case where 90% or less of an investment being recovered would not meet the test of "substantially all."

   Fourth, in the EITF guidance, there is a clarifying example which describes a mortgage-backed security which would ail the test because the investor paid a price of 111% for the security. The 111% was specifically selected above the 10% threshold which some view as being the line of demarcation between substantially and not.

   2. Another question that we are faced with is: Which securities will be candidates for impairment? Accountants have historically not evaluated securities which were at relatively small losses, in percentage terms. We have seen some references to a 20% threshold. Going forward, much smaller losses will trigger impairment evaluation. In fact, FASB's guidance would indicate that ANY security whose market value is less than book value should be evaluated for impairment. It remains to be seen whether accountants will hold strictly to that threshold; however, we would guess that they will.

   3. For the vast majority of debt securities which are at market prices below book prices (those with no credit deterioration such as Treasuries, agencies, mortgage securities, etc.), the determination of whether they are subject to OTTI will apply will hinge on the ability to answer the following question:
   Does the investor have the ability and intent to hold an investment until a forecasted market price recovery up to (or beyond) the cost of the investment, which in certain cases may mean until maturity? The key word there is "intent". This also may represent one of the most controversial, sweeping, and possibly un-intended aspects of the new guidance.

   Discussions with several accountants have led us to conclude that auditors may take a very restrictive view of "intent". In effect institutions would be expected to represent, irreversibly, their intention to hold securities which would otherwise have been subject to OTTI until they recover. In addition, realizing losses on securities subject to that representation would taint the investor's ability to make such a representation as to other securities. This interpretation would handcuff institutions and essentially eliminate the ability to realize losses via the sale of securities without triggering widespread OTTI.

   That interpretation is supported by the EITF's statement that "Although not presumptive, a pattern of selling investments prior to the forecasted market price recovery may call into question the investor's intent."

   It may be possible to still take losses on investment securities without tainting others if it is done very infrequently and is supported by documentation showing that the sale could not have been foreseen and is not going to be part of a pattern.

   The implications of such a restrictive interpretation, while obviously supported by FASB's reference to a pattern of selling, comes as a surprise to many who closely followed the EITF's proceedings over the past 18 months and might even come as a surprise to FASB. The EITF summary notes that the "ability and intent" language is contained in SAB 59 (released in 1985). It also notes that "While SAB 59 requires the investor to assess its ability and intent, it is only applicable to SEC registrants. Therefore, this Issue provides incremental guidance" for non SEC entities. Of course, the ability and intent requirement of SAB 59 only applied to those reviewed for impairment which was often only securities which had large losses.

The bottom line is that much remains to be seen about how the new guidance will be applied. While the implications appear to be broad, essentially rewriting the FAS 115 treatment of AFS securities, the reality may be less shocking.


                                                                      Mark Evans
                                               Director of Investment Strategies
                                                         mevans@viningsparks.com


--------------------------------------------------------------------------------
                                                                          PAGE 2

[STRATEGIC INSIGHT LOGO]                                    [VINING SPARKS LOGO]
PRODUCTS AND STRATEGIES FOR THE FIXED-INCOME INVESTOR
--------------------------------------------------------------------------------
PREFERRED STOCK IMPAIRMENT UPDATE                    SI 05-02 o JANUARY 18, 2005

With institutions now closing out 2004's books and preparing quarterly and annual financial statements, many institutions find themselves on the fence as to whether they should record other-than-temporary impairment on their agency issued preferred stocks ("agency preferreds").

A combination of events which have occurred over the past few weeks has increased the number of financial institutions recording other-than-temporary impairment on agency preferreds. While it remains to be seen how many banks will record the impairment, it is clear that the pace of announcements is accelerating.

It is worth noting that the early announcements seem to imply that some of the institutions involved seized the opportunity to record impairment in 2004 to offset strong earnings and/or to address the issue at the same time other non-recurring issues were recorded.

A BRIEF HISTORY

Until the middle of 2003, realizing other-than-temporary impairment ("OTTI") on agency preferreds seemed unthinkable. To our knowledge, no institution realized such impairment prior to 2003 even though there had been plenty of cases where facts and circumstances were identical to those which existed in 2003 and since.

In 2003, two publicly traded institutions recorded OTTI on agency preferred stocks. Both institutions were audited by one office of a national firm. In the first eleven months of 2004, a few more west coast institutions audited by the same public accounting firm recorded OTTI on FNMA/FHLMC preferred:

With those few exceptions, auditors seemed to accept the arguments made and documented by institutions that the declines in value should be considered temporary since they could be directly attributed to changing interest rates and since there were no credit concerns.

YEAR-END 2004 EVENTS

A combination of events near year-end appear to have upped the pressure by accountants to record impairment. These events include (1) the financial controversies and accounting issues at FNMA, (2) the extremely high cost FNMA had to pay on its $5 billion year-end preferred and convertible stock issue ($2.5bb of a preferred stock was priced to yield 10yr CMT +237.5 with a 7% floor), (3) comments by SEC officials drawing attention to agency preferreds, and (4) the continued decline in prices on floating rate issues despite a rise in interest rates. While still AA- rated by Standard & Poors and Moody's, the agency preferreds have been put on the watch list negative by both agencies. Fitch downgraded to A+ on December 23, 2004.

Some auditors have said that the FNMA circumstances and the wider spreads on preferred issues are reasons to consider credit as a possible issue. As a result, in order to avoid realizing OTTI they would require Institutions to document not only the correlation to interest rates and the likelihood of recovery but also the credit situation of the issuers. In addition, some auditors have told us privately that they would require institutions project a recovery within 6 to 9 months (a much shorter recovery time than previously required in order to avoid impairment).

In recent weeks, several banks have announced decisions to record other-than-temporary impairment on agency preferreds. With many more earnings announcements due in the coming weeks, we expect to see more institutions stating that they realized OTTI on agency preferreds at year-end 2004. In some cases, the OTTI announcements may follow later in the quarter since 10-Qs are not due until March and auditors can alter their opinion up until they certify financials.

While we still believe that the correlation between interest rates and the prices on agency-preferreds remains high, the obstacles to successfully arguing that OTTI should not be recorded appear to be growing. The FNMA accounting issues, the expensive FNMA issue to raise capital at year-end, and comments by the SEC are clearly making it more difficult for auditors to accept arguments for a near-term price recovery.

In addition, even if done for conservatism or to manage earnings, the fact that many publicly held banks are recording OTTI in the fourth quarter of 2004 may increase the presumption by auditors that OTTI should be recorded.


                                                                      Mark Evans
                                               Director of Investment Strategies
                                                         mevans@viningsparks.com
--------------------------------------------------------------------------------
  THE FOREGOING STATEMENTS ARE NOT GUARANTEED, BUT ARE BASED ON INFORMATION
                     BELIEVED TO BE ACCURATE AND RELIABLE.
       ANY OPINIONS EXPRESSED HEREIN ARE SUBJECT TO CHANGE WITHOUT NOTICE.
                                MEMBER NASD/SIPC

                                                                      EXHIBIT II

                                                                          1 of 3



BN                U.S. Federal Funds Forecasts: BN Monthly Survey (Table)
                  JuL 12 2005 7:28.



By Alex Tanzi

         July 12 (Bloomberg) -- The following table shows economists' forecasts for the U.S. overnight bank lending rate as surveyed by Bloomberg News from June 30-July 11. All figures are as the end of the quarter.

4Q 2006           4.24           .34
4Q 2005           3.90        -------  =   8.72%
                -------         3.90
                   .34

                                                                                                  END OF QUARTER
===================================================================================================================
Time period                                        3Q          4Q          1Q          2Q          3Q          4Q
                                                  2005        2005        2006        2006        2006        2006
===================================================================================================================
# of replies                                        65          66          65          63          57          56
Median                                            3.75%       4.00%       4.00%       4.00%       4.25%       4.25%
Average                                           3.64%       3.90%       4.06%       4.15%       4.19%       4.24%
High Forecast                                     4.00%       4.25%       4.75%       5.00%       5.25%       5.50%
Low Forecast                                      3.25%       3.25%       3.25%       3.25%       3.25%       3.25%
Previous median                                   3.75%       3.75%       4.00%       4.00%       4.25%        n/a
Change in median                                  0.00%       0.25%       0.00%       0.00%       0.00%        n/a
-------------------------------------------------------------------------------------------------------------------
ABN Amro              S. Ricchiuto                3.50%       3.50%       3.75%       4.00%       4.00%       4.00%
A.G. Edwards          G. Thayer                   3.50%       3.50%       3.75%       3.75%       3.75%       4.00%
Action Economics      M. Englund                  3.75%       4.00%       4.00%       4.00%       4.50%       5.00%
===================================================================================================================
Time period                                        3Q          4Q          1Q          2Q          3Q          4Q
                                                  2005        2005        2006        2006        2006        2006
===================================================================================================================
Alletti Gestielle     F. Panelli                  3.75%       4.00%       4.00%       4.00%        n/a         n/a
Anderson Economic     I. Geckil                   3.50%       3.50%       3.50%       3.50%       3.50%       3.50%
Argus Research        R. Yamarone                 3.50%       3.75%       3.75%       3.75%       3.75%       4.00%
Banc Amer. Cap.       L. Reaser                   3.50%       3.75%        n/a         n/a         n/a         n/a
Banc Amer. Sec.       P. Kretzmer                 3.50%       3.75%       4.00%       4.00%       4.00%       4.00%
Bank of Montreal      R. Egelton                  3.50%       3.75%       3.75%       4.00%       4.25%       4.50%
Bear Stearns          Malpass/ Ryding             3.75%       4.25%       4.75%       5.00%       5.00%       5.00%
BOT-Mitsubishi        C. Rupkey                   3.75%       4.00%       4.00%       4.00%       4.25%       4.50%
Briefing.com          T. Rogers                   3.50%       3.75%       4.00%       4.00%       4.25%       4.50%
CantorViewpoint       J. Herrmann                 3.75%       4.25%       4.25%       4.25%       4.00%       4.00%
CFC Securities        D. Kowalczyk/Ka             3.75%       4.00%       4.00%       4.00%       4.00%       3.75%
CIBC World Mkts       A. Shenfeld                 3.50%       3.50%       3.50%       3.50%       3.50%       3.50%
Claymore Investment   B. Wesbury                  4.00%       4.25%       4.75%       5.00%       5.00%       5.00%
ClearView Econ.       K. Mayland                  3.75%       4.00%       4.25%       4.50%       5.00%       5.50%
Comerica              D. Johnson                  3.50%       3.75%       4.00%       4.25%        n/a         n/a
Commerzbank AG        P. Franke                   3.50%       4.00%       4.00%       4.00%       4.00%       4.00%
Countrywide Ein.      J. Speakes                  3.50%       3.50%       3.50%       3.50%       3.50%       3.50%
===================================================================================================================
Time period                                        3Q          4Q          1Q          2Q          3Q          4Q
                                                  2005        2005        2006        2006        2006        2006
===================================================================================================================
Credit Suisse FB      Soss/ Konstam               3.50%       4.00%       4.25%       4.50%       4.75%       5.00%






                       BLOOMBERG - Your definitive source
           If you need help on the BLOOMBERG press the HELP key twice
                       Copyright (c) 2005, Bloomberg, L.P.

                                                                       EXHIBIT V

VINING SPARKS/MARK EVANS
------------------------
                                                                       P. 1 OF 2

                                                      8/2/2005          8/2/2005
                                                      #NAME?            #NAME?

GUESTIMATED PRICE AT RESET
--------------------------

                                                            FNMA SERIES F
                                                            -------------

                                             PRICING METHOD 1                                       PRICING METHOD 2
                                             ----------------                                       ----------------
MARGIN         -0.16                         Changes investor's spread to estimate market           Leaves spread unchanged but
                                             prices                                                 assumes call in 20 yrs to
                                                                                                    estimate market price


                                                        PRICING SCENARIOS ASSUMING NO CALL               PRICING ASSUMING CALL

                                                                                                                               PRICE
                                                                                                                            REQUIRED
                             34%                                                          PRICE TO                            ASSUME
                       TAX-EQUIV  SPREAD TO  INVESTOR'S  INVESTOR'S      TEY @ PAR         DELIVER  INVESTOR'S  INVESTOR'S   CALL IN
2YR TREAS   DIVIDEND    DIVIDEND      INDEX      SPREAD       YIELD  % OF REQUIRED  REQUIRED YIELD      SPREAD       YIELD    20 YRS
      1.00      0.84     1.14291       0.14        2.25        3.25    0.571454545          17.583        2.25        3.25    #NAME?
      1.50      1.34     1.82321       0.32        2.25        3.75    0.911606061          24.309        2.25        3.75    #NAME?
      2.00      1.84     2.50352       0.50        2.25        4.25    1.251757576          29.453        2.25        4.25    #NAME?
      2.50      2.34     3.18382       0.68        2.25        4.75    1.591909091          33.514        2.25        4.75    #NAME?
      3.00      2.84     3.86412       0.86        2.25        5.25    1.932060606          36.801        2.25        5.25    #NAME?
      3.50      3.34     4.54442       1.04        2.25        5.75    2.272212121          39.517        2.25        5.75    #NAME?
      4.00      3.84     5.22473       1.22        2.25        6.25    2.612363636          41.798        2.25        6.25    #NAME?
      4.50      4.34     5.90503       1.41        2.25        6.75    2.952515152          43.741        2.25        6.75    #NAME?
      5.00      4.84     6.58533       1.59        2.25        7.25    3.292666667          45.416        2.25        7.25    #NAME?
      5.50      5.34     7.26564       1.77        2.25        7.75    3.632818182          46.875        2.25        7.75    #NAME?
      6.00      5.84     7.94594       1.95        2.25        8.25    3.972969697          48.157        2.25        8.25    #NAME?
      6.50      6.34     8.62624       2.13        2.25        8.75    4.313121212          49.293        2.25        8.75    #NAME?
      7.00      6.84     9.30655       2.31        2.25        9.25    4.653272727          50.306        2.25        9.25    #NAME?
      7.50      7.34     9.98685       2.49        2.25        9.75    4.993424242          51.215        2.25        9.75    #NAME?
      8.00      7.84    10.66715       2.67        2.25       10.25    5.333575758          52.035        2.25       10.25    #NAME?
      8.50      8.34    11.34745       2.85        2.25       10.75    5.673727273          52.779        2.25       10.75    #NAME?
      9.00      8.84    12.02776       3.03        2.25       11.25    6.013878788          53.457        2.25       11.25    #NAME?


RESETS 3/31/06
--------------

FORECAST 2-YR TREAS.      5.20%
                       =======

EXTRAPOLATE FROM
  ABOVE CHART:

   .20
  ---- = 40% x 1.459 =    .584      5.50%  46.875
   .50      5.00     =  45.416      5.00%  45.416
  ESTIMATED PRICE      -------             ------
      @ RESET          $46.000              1.459
                       =======             ======

COST
----

 8,000 SHS @
   $50.46         =        403,680
                          ========
  VALUE AT
  12/31/04
  ($36.25)                $290,000

  ESTIMATED
  VALUE AT
RESET 3/31/06
  ($46.00)                 368,000
                          --------

IMPROVEMENT               $ 78,000
                          ========


                                   ADDITIONAL
                                   ----------

7.26*             .26
7.00              --- = 52% x .909 = 0.454 / 12 = .037 PER MONTH, 5 MOS =    .185      7.50%  51.215
----              .50        7.00 = 50.306                                 50.306      7.00%  50.306
 .26                                ------                                 ------             ------
====                                50.760                                 50.491               .909
                                    ======                                                    ======





* FORECAST IN 3 YRS 7.26%
SEE RATE PROJECTION AT BOTTOM LEFT OF P.2 OF THIS EXHIBIT

Although the information included in this report has been obtained from sources we believe to be reliable, we do not guarantee its accuracy. All opinions expressed in this report constitute the judgments as of the dates indicated and are subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any product. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured; therefore, the actual results achieved during the projection period may vary from the projections.

                                                                       EXHIBIT V

                                                                       P. 2 OF 2

VINING SPARKS/MARK EVANS

                                      8/2/2005                         8/2/2005
                                       #NAME?                           #NAME?

GUESTIMATED PRICE AT RESET


                                                           FNMA SERIES G
                                                           -------------

                                           PRICING METHOD 1                                        PRICING METHOD 2
                                           ----------------                                        ----------------
 MARGIN -0.18                              Changes investor's spread to estimate market            Leaves spread unchanged but
                                           prices                                                  assumes call in 15yrs to
                                                                                                   estimate market price


                                                      PRICING SCENARIOS ASSUMING NO CALL                 PRICING ASSUMING CALL


                                                                                                                               PRICE
                                                                                                                            REQUIRED
                             34%                                                          PRICE TO                            ASSUME
                       TAX-EQUIV  SPREAD TO  INVESTOR'S  INVESTOR'S      TEY @ PAR         DELIVER   INVESTOR'S INVESTOR'S   CALL IN
2YR TREAS   DIVIDEND    DIVIDEND      INDEX      SPREAD       YIELD  % OF REQUIRED  REQUIRED YIELD       SPREAD      YIELD     15YRS
     1.00       0.82     1.11570       0.12        2.00        3.00    0.557848485          18.595         2.25       3.25    #NAME?
     1.50       1.32     1.79600       0.30        2.00        3.50          0.898          25.657         2.25       3.75    #NAME?
     2.00       1.82     2.47630       0.48        2.00        4.00    1.238151515          30.954         2.25       4.25    #NAME?
     2.50       2.32     3.15661       0.66        2.00        4.50     1.57830303          35.073         2.25       4.75    #NAME?
     3.00       2.82     3.83691       0.84        2.00        5.00    1.918454545          38.369         2.25       5.25    #NAME?
     3.50       3.32     4.51721       1.02        2.00        5.50    2.258606061          41.066         2.25       5.75    #NAME?
     4.00       3.82     5.19752       1.20        2.00        6.00    2.598757576          43.313         2.25       6.25    #NAME?
     4.50       4.32     5.87782       1.38        2.00        6.50    2.938909091          45.214         2.25       6.75    #NAME?
     5.00       4.82     6.55812       1.56        2.00        7.00    3.279060606          46.844         2.25       7.25    #NAME?
     5.50       5.32     7.23842       1.74        2.00        7.50    3.619212121          48.256         2.25       7.75    #NAME?
     6.00       5.82     7.91873       1.92        2.00        8.00    3.959363636          49.492         2.25       8.25    #NAME?
     6.50       6.32     8.59903       2.10        2.00        8.50    4.299515152          50.583         2.25       8.75    #NAME?
     7.00       6.82     9.27933       2.28        2.00        9.00    4.639666667          51.552         2.25       9.25    #NAME?
     7.50       7.32     9.95964       2.46        2.00        9.50    4.979818182          52.419         2.25       9.75    #NAME?
     8.00       7.82    10.63994       2.64        2.00       10.00    5.319969697          53.200         2.25      10.25    #NAME?
     8.50       8.32    11.32024       2.82        2.00       10.50    5.660121212          53.906         2.25      10.75    #NAME?
     9.00       8.82    12.00055       3.00        2.00       11.00    6.000272727          54.548         2.25      11.25    #NAME?

RESETS 9/30/06


FORECAST 2-YR TREAS.       5.65%
                        =======

EXTRAPOLATE FROM
  ABOVE CHART:

  .15
 ---- = 30% x 1.236 =    .371       6.00%  49.492
  .50         5.50  =  48.256       5.50%  48.256
ESTIMATED PRICE       -------              ======
     @ RESET          $48.627               1.236
                      =======              ======

COST

10,000 SHS @
  $50.65         =      $506,500
                        ========
 VALUE AT
 12/31/04
 ($36.61)               $366,100

ESTIMATED
VALUE AT
RESET 9/30/06
($48.627)               486,270
                        -------

IMPROVEMENT             $120,170
                        ========


                                   ADDITIONAL

6.68*              .18
6.50               --- = 36% x .969 =  0.348 / 12 =   .029 PER MO. 3 MOS. =   .087     6.50%  51.552
----               .50        6.50  = 50.583                                50.583     6.00%  50.583
 .18                                  ------                                ------            ------
                                      50.931                                50.690              .969
                                                                                              ======

         5.65      6.14      6.68
       x 1.0872  x 1.0872  x 1.0872
       --------  --------  --------
         6.14%     6.68%     7.26%
         2007      2008      2009

* FORECAST IN 2 YRS 6.68%


Although the information included in this report has been obtained from sources we believe to be reliable, we do not guarantee its accuracy. All opinions expressed in this report constitute the judgments as of the dates indicated and are subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any product. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured; therefore, the actual results achieved during the projection period may vary from the projections.